JOHN HANCOCK TRUST
601 Congress Street
Boston, MA 02210-2805
March 28, 2011
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 10, 2011) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the comments of the staff of the Securities and Exchange Commission (“Commission”), which were conveyed to Betsy Seel, Assistant Secretary of John Hancock Trust (“JHT” or the “Registrant”), by telephone on March 16, 2011 with respect to post-effective amendment No. 93 to the registration statement of JHT on Form N-1A (the “Amendment”) which was filed with the Commission via EDGAR on February 10, 2011. Capitalized terms used and not defined herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Securities Act of 1933, as amended.
Prospectus:
Comments Applicable to All Funds
Comment 1: The Registrant must file a post-effective amendment containing the Rule 405 interactive data file within 15 business days after the effective date of the Amendment.
     Response: This filing will be made.
Comment 2: The disclosure regarding the derivatives that may be used by the funds should comply with the recommendations set forth in the letter from Barry Miller (Associate Director, Office of Legal and Disclosure) to the Investment Company Institute dated July 30, 2010 (the “Barry Miller Letter”).
     Response: This disclosure will be revised, as necessary, to more fully comply with the recommendations set forth in the Barry Miller Letter.

Comment 3: Under “Annual Fund Operating Expenses”, the expense table and expense example should list the share classes in the same order.
     Response: This change will be made.
Comment 4: Confirm that “Acquired Fund Fees and Expenses” in the expense table under “Annual Fund Operating Expenses” includes expenses of any ETF invested in by the fund.
     Response: Amounts included in “Acquired Fund Fees and Expenses” are estimates for the current fiscal year. These estimates are based upon the anticipated initial investments of the respective funds, and these anticipated initial investments do not include ETFs.
Comments Applicable to the Bond PS Series
Comment 5: For the Bond PS Series, add under “Principal Risks” the risk that an investor could lose money by investing in the fund.
     Response: This change will be made.
Comments Applicable to the Strategic Allocation Series
Comment 6: (a) Disclose the types of investors that may purchase shares of the fund and why the fund is appropriate for such investors given the possibility of large —scale asset flows into and out of the fund.
          (b) Will the JHT frequent trading policy apply to these redemptions and purchases of the fund. If so, what actions will the adviser take to ensure that these transactions comply with the frequent trading policy?
     Response: The disclosure will be revised to clarify that the fund, which is an underlying fund for the Lifestyle PS Series, is available for investment only by the Lifestyle PS Series. These Series are offered only in connection with specific guaranteed benefits under specific variable contracts. These contracts provide for automatic transfers of contract values pursuant to a non-discretionary, systematic mathematical process. These transfers, which are intended to help protect contract values from declines due to market volatility, may result in large-scale asset flows into and out of the fund as an underlying fund. Contract owner values are invested in the Lifestyle PS Series, and may be invested indirectly in the fund as an underlying fund, in connection with the guaranteed benefits under the contracts. Because the Lifestyle PS Series are the only investors in the fund and they will invest in the fund pursuant to the automatic process described above, the Registrant does not believe that its frequent trading policy is applicable to these transfers.
Comment 7: If “Other Expenses” in the expense table under “Annual Fund Operating Expenses” includes ETFs or other funds, add a specific line item in the expense table for these expenses.

     Response. “Other expenses” are estimates for the current fiscal year and do not include expenses of investing in ETFs or other funds. See the Response to Comment 4 above.
Comment 8: If the estimated portfolio turnover rate is greater than 100%, add the risk regarding high portfolio turnover to the principal risks.
     Response: It is anticipated that the portfolio turnover rate will be less than 100%.
Comment 9: Since the fund will invest a significant amount of its assets in futures contracts, add the risk of investing in futures contracts as a separate risk under “Principal Risks.”
     Response: This change will be made.
Comments Applicable to the Lifestyle PS Series
Comment 10: If the estimated portfolio turnover rate is greater than 100%, add the risk regarding high portfolio turnover to the “Principal Risks.”
     Response: High portfolio turnover risk is the risk that active trading of portfolio securities may increase transaction costs. The Registrant does not believe that high portfolio turnover risk is a principal risk for the Lifestyle PS Series because these funds of funds do not pay transaction costs in connection with purchases and sales of underlying fund shares.
Comment 11: Since the Lifestyle PS Series are funds of funds, add as a principal risk that funds of funds have higher expenses than other funds which will decrease the funds of funds’ performance.
     Response: This risk will be added.
Other Comments on the Prospectus
Comment 12: The last two sentences under “Subadvisers and Portfolio Managers” include duplicative information. Please delete one of the sentences.
     Response: This change will be made.
Comment 13. The first sentence under “Share Classes” in the section “Share Classes and Rule 12b-1 Plans” states that the funds may issue four classes of shares, but the prospectus only describes three classes of shares for the funds. Please change the reference from “four” to “three” classes.
     Response: This change will be made.
Comment 14. Disclosure regarding JHT’s frequent trading policy is included in the prospectus. However, the disclosure is not clear regarding how the policy applies to purchases and redemptions of shares of the Lifestyle PS Series and Bond PS Series by the John Hancock Insurance Companies or purchases and redemptions of shares of the Strategic Allocation Series by the Lifestyle PS Series. If frequent trading in these funds will not be restricted, then this fact should be disclosed and appropriate risk disclosure regarding frequent trading should be added to the Principal Risk section.
     Response. As noted in response to Comment 6, the Registrant does not believe that JHT’s frequent trading policy is applicable with respect to redemptions and purchases by the Lifestyle PS Series of shares of the Strategic Allocation Series. The Registrant also does not believe that JHT’s frequent trading policy applies to redemptions and purchases by the John Hancock Insurance Companies of shares of the Lifestyle PS Series and Bond PS Series since these transfers are pursuant to a non-discretionary, systematic mathematical process. The policy would, however, apply with respect to purchases and redemptions of shares of these funds and other funds available as investment options under the contracts that are initiated by the contract owner. The disclosure regarding the policy will be revised accordingly.
Comment 15. Under “XBRL Filing” revise the reference to website where the XBRL files are located to be more specific so that it specifically references the location of the XBRL files.
     Response: This change will be made.
Per the SEC staff’s request, the Registrant acknowledges the following:
—	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

—	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

—	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call me at 617-663-2166 or Kit Sechler at 617 663-2197 if you have any questions.
Very truly yours,

/s/ Betsy Anne Seel

Betsy Anne Seel,
Senior Counsel and Assistant Secretary

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